SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES ACT OF 1934

For the period ended December 31, 1996             Commission File No. 0-6032

           COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
           ------------------------------------------------------
                          (Full title of the Plan)

                          COMPASS BANCSHARES, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

       Delaware                                        63-0593897
------------------------                 ------------------------------------
(State of Incorporation)                 (I.R.S. Employer Identification No.)


                            15 South 20th Street
                         Birmingham, Alabama 35233
                  ----------------------------------------
                  (Address of principal executive offices)

                               (205) 933-3000
                      -------------------------------
                      (Registrant's telephone number)

                          COMPASS BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
---------------------

Item 1  Audited statements of financial condition as of December 31, 1996 and 1995

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1996

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                      Financial Statements and Schedules
                       December 31, 1996, 1995 and 1994
                   With Independent Auditors' Report Thereon

                         Independent Auditors' Report



  The Board of Directors
  Compass Bancshares, Inc.


  We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1996 and 1995 of Compass Bancshares, Inc. Employee Stock Ownership Plan and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  /s/ KPMG Peat Marwick LLP

  Birmingham, Alabama
  June 25, 1997


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
             Statements of Net Assets Available for Plan Benefits
                          December 31, 1996 and 1995


                    Assets                                   1996           1995
                    ------                              -------------  ------------
Investments, at fair value:
 Compass Bancshares, Inc.
  common stock - (cost of $41,752,828
  and $38,765,202 for 1996 and 1995, respectively)      $ 109,780,556    91,235,529
 Compass Bank, Inc. common trust funds (cost of
  $9,501,975 and $5,525,953 for 1996 and
  1995, respectively)                                      12,667,303     7,513,173
 GIC - Capital Preservation Fund
  (at contract value)                                       3,905,870     4,378,779
 Money market fund (at cost which equals fair value)        1,993,977     1,656,249
 Loans to participants (at principal balance which
  approximates fair value)                                        -           4,385
                                                        -------------   -----------
                                                          128,347,706   104,788,115

Dividends and interest income receivable                      908,562       802,175
Cash                                                          149,810         3,378
Employee contributions receivable                             162,164       125,608
Employer contributions receivable                           1,741,430        45,523
                                                        -------------   -----------
   Net assets available for plan benefits               $ 131,309,672   105,764,799
                                                        =============   ===========



See accompanying notes to financial statements.


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                 Years Ended December 31, 1996, 1995 and 1994

                                               1996          1995         1994
                                          -------------- ------------  -----------
Investment income:
 Dividends - Compass Bancshares, Inc.
  common stock                            $   3,512,058    3,105,538    2,425,645
 Interest                                       329,851      358,413      378,804
                                          -------------- ------------  -----------
   Net investment income                      3,841,909    3,463,951    2,804,449

Net realized gain on sale of investments      3,539,120    2,496,095      149,813
Unrealized appreciation (depreciation)
 of investments                              16,735,603   28,229,260     (492,087)
                                          -------------- ------------  -----------
                                             24,116,632   34,189,306    2,462,175
                                          -------------- ------------  -----------
Contributions:
 Employee                                     3,784,030    3,049,865    2,767,905
 Employer                                     4,774,512    1,115,422    3,984,001
                                          -------------- ------------  -----------
                                              8,558,542    4,165,287    6,751,906

Distributions paid to participants          (11,081,988)  (7,244,825)  (5,107,304)
Rollovers                                     3,951,687      553,250       45,553
                                          -------------- ------------  -----------
  Net increase                               25,544,873   31,663,018    4,152,330

Net assets available for plan benefits:
 Beginning of year                          105,764,799   74,101,781   69,949,451
                                          -------------- ------------  -----------

 End of year                              $ 131,309,672  105,764,799   74,101,781
                                          ============== ===========   ==========



See accompanying notes to financial statements.

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                       December 31, 1996, 1995 and 1994



(1) Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

   (b) Investments in Securities

       Corporate securities are valued based on quotations obtained from national securities exchanges. Common trust funds are valued at their current unit value. The GIC - Capital Preservation Fund is valued at contract value and the money market is valued at cost which equals fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

   (c) Plan Expenses

       The trust department of Compass Bank (the Trustee) is trustee for the Plan. Compass Bank is a wholly-owned banking subsidiary of Compass Bancshares, Inc. (the Company or Employer). Administration fees paid to the Trustee are reimbursed to the Plan by the Company. Trustee administration fees were $449,271, $377,048, and $304,534 for the years ended December 31, 1996, 1995 and 1994, respectively.

   (d) Federal Income Taxes

       A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan, except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.

   (e) Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.

(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(2) Organization

    The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).


(3) Description of Plan

   (a) Participant Contributions

       Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There were 4,070, 3,792, and 3,605 participants as of December 31, 1996, 1995, and 1994, respectively.

       Participants may allocate their contributions, in multiples of 1 percent, to the following funds:

         (1) Fund A - Employee/Employer Company Stock Fund: Invested entirely in common stock of Compass Bancshares, Inc.;

         (2) Fund B - Employee Benefit Growth Stock Collective Investment Fund (formerly Employee Growth Equity Fund): The assets of Fund B have been invested in the Compass Bank Employee Benefit Asset Growth Equity Collective Investment Fund which invests primarily in a diversified portfolio of growth stocks.

         (3) Fund C - GIC - Employee Capital Preservation Fund: Invested in the Capital Preservation Fund, which invests solely in guaranteed investment contracts with insurance companies;

         (4) Fund D - Compass Bank Employee Starburst Money Market Fund:
             Invested primarily in P-1 rated commercial paper and other money market instruments maturing in one year or less;

         (5) Fund E - Employee Benefit Value Stock Collective Investment Fund (formerly Employee Value Equity Fund): The assets of Fund E have been invested in the Compass Bank Employee Benefit Value Collective Investment Fund which invests primarily in a diversified portfolio of defensive-oriented stocks stressing value and low price-to-earnings ratios. The collective fund may also invest in a significant amount of short-term cash equivalents.

(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(3) Description of Plan, Continued

   (a) Participant Contributions, Continued

         (6) Fund F - Employee Benefit Contrarian Stock Collective Investment Fund (formerly Employee Contrarian Equity Fund): The assets of Fund F have been invested in the Compass Bank Employee Benefit Basic Value Collective Investment Fund which invests primarily in a diversified portfolio of stocks which are determined to be a good value notwithstanding that the price of such stocks may be currently depressed and the stocks may be currently out-of-favor with the market. and

         (7) Fund G - Employee Benefit Short-Term, High Quality Bond Collective Investment Fund (formerly Employee Short-Term, High Quality Bond Fund): The assets of Fund G have been invested in the Compass Bank Employee Benefit Short-Term, High Quality Bond Fund which invests primarily in a diversified portfolio of corporate and governmental debt securities, money market funds, asset-backed securities, including collateralized mortgage obligations, and other types of securities.

       The assets in Funds B, E, F, and G have been invested in common trust funds of the trust department of Compass Bank. Compass Bank is the investment advisor for the Starburst Money Market Fund (Fund D).

   (b) Employer Contributions

       The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation.

       If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1 percent matching amount. Such contributions are allocated to employee amounts based on relative compensation. For the years ended December 31, 1996 and 1994, the employer's earnings reached the targeted amount. The matching contribution for these two years was the lesser of the Participant's elective contribution or 3 percent of the Participant's base compensation. The employer's earnings did not reach the target in 1995.


(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(3) Description of Plan, Continued

   (c) Vesting

       Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions and the Employer's matching contributions, including earnings thereon. A Participant acquires a vested interest in accounts attributable to the additional 1 percent contribution based on length of employment, as follows:

           Years of Service        Vesting Percentage
           ----------------        ------------------
              Less than 5                     0
              5 or more                     100

   (d) Forfeitures

       If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

   (e) Withdrawal Provisions

       Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

   (f) Priorities Upon Termination

       Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

   (g) Rollovers

       During 1996, 1995 and 1994, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.

(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(4) Investments

The investments of the Plan as of December 31, 1996 and 1995 are summarized as follows:

                                                                       Fair value
                                           Number of                    per share       Fair
                                          shares/units       Cost        or unit        value
December 31, 1996                         ------------    ------------ ----------   -----------
-----------------

Common stock -
  Compass Bancshares, Inc.                  2,761,775     $ 41,752,828     39.75    109,780,556
                                                          ------------              -----------
Compass Bank, Inc. common
 trust funds-
  Employee Benefit Growth Stock
   Collective Investment Fund                  42,756        2,871,197     86.86      3,713,654
  Employee Benefit Value Stock
   Collective Investment Fund                 154,914        3,171,090     28.62      4,433,044
  Employee Benefit Short-Term,
   High Quality Bond Colletive
   Investment Fund                             36,915          555,433     15.72        580,260
  Employee Benefit Contrarian
   Stock Collective Investment Fund            86,242        2,904,255     45.69      3,940,345
                                                          ------------              -----------
                                                             9,501,975               12,667,303
                                                          ------------              -----------
GIC - Capital Preservation Fund               390,587        3,905,776     10.00      3,905,870

Compass Bank, Inc. Starburst
 Money Market Fund                          1,993,977        1,993,977      1.00      1,993,977
                                                          ------------              -----------
                                                          $ 57,154,556              128,347,706
                                                          ============              ===========

December 31, 1995
-----------------
Common stock -
  Compass Bancshares, Inc.                  2,764,713     $ 38,765,202     33.00     91,235,529
                                                          ------------              -----------
Compass Bank, Inc. common
 trust funds-
  Employee Benefit Asset
   Growth Fund                                 30,910        1,802,155     72.41      2,238,232
  Employee Benefit Value
   Equity Fund                                 41,735        1,858,631     60.64      2,530,684
  Employee Benefit Contrarian
   Equity Fund                                 65,328        1,731,384     39.83      2,601,806
  Employee Benefit Short-Term,
   High Quality Bond Fund                       9,447          133,783     15.08        142,451
                                                          ------------              -----------
                                                             5,525,953                7,513,173
                                                          ------------              -----------
GIC - Capital Preservation Fund               437,744        4,378,779     10.00      4,378,779

Compass Bank, Inc. Starburst
 Money Market Fund                          1,656,249        1,656,249      1.00      1,656,249

Loans to participants                           4,385            4,385      1.00          4,385
                                                          ------------              -----------
                                                          $ 50,330,568              104,788,115
                                                          ============              ===========

(Continued)

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements

(4) Investments, Continued

The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                                                                                Combined
                                Fund A     Fund B      Fund E      Fund F   Fund G    Fund C      funds
                             ------------  --------  ----------  ---------  ------   --------   -----------
Balance at December 31, 1993 $27,246,561   243,704     301,242     307,387     -        -       28,098,894
Less: Portion included in
       distributions to
       participants            1,378,520      -           -           -        -        -        1,378,520
Add:  1994 appreciation
       (depreciation)           (520,150)  (39,926)    (13,609)     81,590       8      -         (492,087)
                             ------------  --------  ----------  ---------  ------    -------   -----------
Balance at December 31, 1994  25,347,891   203,778     287,633     388,977       8      -       26,228,287
Add:  1995 appreciation       27,122,436   232,299     384,420     481,445   8,660      -       28,229,260
                             ------------  --------  ----------  ---------  ------    -------   -----------
Balance at December 31, 1995  52,470,327   436,077     672,053     870,422   8,668      -       54,457,547
Add:  1996 appreciation       15,557,401   406,380     589,901     165,668  16,159        94    16,735,603
                             ------------  --------  ----------  ---------  ------    -------   -----------
Balance at December 31, 1996 $68,027,728   842,457   1,261,954   1,036,090  24,827        94    71,193,150
                             ============  ========  ==========  =========  ======    =======   ===========


Realized gains for the year ended December 31, 1996, 1995 and 1994 were comprised of the following:

                                                              1996
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.     $ 5,455,746      2,485,740   $ 2,970,005
Compass Bank, Inc. common trust funds         3,919,726      3,350,611       569,115
                                                                         -----------
                                                                         $ 3,539,120
                                                                         ===========

                                                              1995
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.     $ 4,558,485      2,330,387   $ 2,228,098
Compass Bank, Inc. common trust funds         2,484,450      2,216,453       267,997
                                                                         -----------
                                                                         $ 2,496,095
                                                                         ===========

                                                              1994
                                            ----------------------------------------
                                               Sales        Aggregate     Realized
                                              proceeds         cost         gain
                                            -----------     ----------   -----------
Common stock - Compass Bancshares, Inc.       $ 206,620        154,336     $  52,284
Compass Bank, Inc. common trust funds           507,693        410,164        97,529
                                                                         -----------
                                                                           $ 149,813
                                                                         ===========



(Continued)

                                     - 7 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements


(5) Fair Value of Financial Instruments

   Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained in note 1(b) and below. Fair value estimates should not be considered representative of the liquidation value of the Plan's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Plan.

   For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

                                    - 8 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Investment Funds

    The financial information on each investment fund option is presented below:

                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
December 31, 1996             Employer    Growth     Capital     Starburst     Value    Contrarian Short-Term,   Company
-----------------              Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
         Assets             Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
         ------            -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investments at fair value:
 Compass Bancshares, Inc
  common stock             $35,718,833        -           -           -           -           -         -      74,061,723     -
 Compass Bank, Inc. common
  trust funds                     -      3,713,654        -           -      4,433,044   3,940,345   580,260         -        -
 GIC - Capital Preservation
  Fund                            -           -      3,905,870        -           -           -         -            -        -
 Money market fund             109,501        -           -      1,882,554                                          1,922     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                            35,828,334   3,713,654   3,905,870   1,882,554   4,433,044   3,940,345   580,260   74,063,645     -
Dividends and interest
 income receivable             285,775        -         18,276       8,291        -           -         -         596,220     -
Cash                           149,479        -           -           -            324         305      -            -        (298)
Employee contributions
 receivable                     64,351      22,978      17,977       6,111      21,784      26,246     2,717         -        -
Employer contributions
 receivable                    615,572        -           -           -           -           -         -       1,125,858     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
  Net assets available
  for plan benefits        $36,943,511   3,736,632   3,942,123   1,896,956   4,455,152   3,966,896   582,977   75,785,723     (298)
                           ===========   =========   =========   =========   =========   =========   =======   ==========   =======


                                    - 9 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Investment Funds, Continued


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
December 31, 1995             Employer    Growth     Capital     Starburst     Value    Contrarian Short-Term,   Company
-----------------              Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
         Assets             Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
         ------            -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investments at fair value:
 Compass Bancshares, Inc
  common stock             $27,484,314        -           -           -           -           -         -      63,751,215     -
 Compass Bank, Inc. common
  trust funds                     -      2,238,232        -           -      2,530,684   2,601,806   142,451         -        -
 GIC - Capital Preservation
  Fund                            -           -      4,378,779        -           -           -         -            -        -
 Money market fund              10,144        -           -      1,646,105                                           -        -
 Loans to participants            -           -           -           -           -            -        -            -       4,385
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                            27,494,458   2,238,232   4,378,779   1,646,105   2,530,684   2,601,806   142,451   63,751,215    4,385
Dividends and interest
 income receivable             232,530        -         20,846       7,814        -           -         -         540,985     -
Cash                             3,304        -           -           -           -           -         -              (2)      76
Employee contributions
 receivable                     52,589      14,914      19,449       5,682      14,913      16,927     1,134         -        -
Employer contributions
 receivable                     45,523        -           -           -           -           -         -            -        -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net assets available
  for plan benefits        $27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                                    - 10 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Investment Funds, Continued


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
December 31, 1996           Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
-----------------          -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $ 1,109,479        -           -           -           -           -         -       2,402,579     -
 Interest                        4,955        -        225,427      93,168        -           -         -           6,301     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net investment income      1,114,434        -        225,427      93,168        -           -         -       2,408,880     -

Net realized gain on sale
 of investments                832,227     128,174         (64)       -        154,473     280,347     6,184    2,137,779     -

Unrealized appreciation
 of investments              5,302,016     406,381          94        -        589,899     165,668    16,158   10,255,387     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             7,248,677     534,555     225,457      93,168     744,372     446,015    22,342   14,802,046     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Contributions:
 Employee                    1,487,008     526,064     481,363     140,138     498,963     591,567    58,927         -        -
 Employer                    1,845,693        -           -           -           -           -         -       2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             3,332,701     526,064     481,363     140,138     498,963     591,567    58,927    2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Distributions paid to
 participants               (2,776,922)   (267,654)   (679,933)   (497,939)   (253,256)   (314,921)  (49,264)  (6,237,340)  (4,759)
Rollovers and transfers      1,310,651     690,521    (503,838)    501,988     919,476     625,502   407,387         -        -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net increase (decrease)    9,115,107   1,483,486    (476,951)    237,355   1,909,555   1,348,163   439,392   11,493,525   (4,759)
Net assets available for
 Plan benefits:
  Beginning of year         27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  End of year              $36,943,511   3,736,632   3,942,123   1,896,956   4,455,152   3,966,896   582,977   75,785,723     (298)
                           ===========   =========   =========   =========   =========   =========  ========   ==========   =======


                                    - 11 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Investment Funds, Continued


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
December 31, 1995           Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
-----------------          -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   902,658        -           -           -           -           -         -       2,202,353      527
 Interest                        7,307        -        252,581      91,424        -           -         -           5,599    1,502
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net investment income        909,965        -        252,581      91,424        -           -         -       2,207,952    2,029

Net realized gain on sale
 of investments                599,112      70,352        -           -         96,957      97,692     2,996    1,628,986     -

Unrealized appreciation
 (depreciation) of
 investments                 7,914,698     231,155        -           -        384,420     481,445     8,660   19,207,738    1,144
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             9,423,775     301,507     252,581      91,424     481,377     579,137    11,656   23,044,676    3,173
Contributions:
 Employee                    1,304,618     349,378     506,055     123,812     354,110     395,198    16,594         -         100
 Employer                    1,115,422        -           -           -           -           -         -            -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             2,420,040     349,378     506,055     123,812     354,110     395,198    16,594         -         100
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Distributions paid to
 participants               (1,714,210)   (238,822)   (772,737)   (389,789)   (242,178)   (247,217)   (1,162)  (3,630,480)  (8,230)
Rollovers and transfers        120,818      99,080    (100,925)    103,503     173,804     107,703    77,448       (6,159) (22,022)
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net increase (decrease)   10,250,423     511,143    (115,026)    (71,050)    767,113     834,821   104,536   19,408,037  (26,979)
Net assets available for
 Plan benefits:
  Beginning of year         17,577,981   1,742,002   4,534,101   1,730,651   1,778,484   1,783,912    39,050   44,884,161   31,439
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  End of year              $27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                                    - 12 -
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Investment Funds, Continued


                              Fund A -   Fund B -    Fund C -    Fund D -    Fund E -    Fund F -   Fund G -     ESOP -
                             Employee/   Employee    Employee    Employee    Employee    Employee   Employee    Employer
                              Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
                               Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
                            Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   670,028        -           -           -           -           -         -       1,755,617      -
 Interest                        4,488         335     288,491      75,666           5           5      -           4,660     5,154
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
   Net investment income       674,516         335     288,491      75,666           5           5      -       1,760,277     5,154

Net realized gain on sale
 of investments                 41,849      21,944        -           -         19,677      55,908      -          10,435      -

Unrealized appreciation
 (depreciation) of
 investments                  (358,969)    (39,926)       -           -        (13,609)     81,590         8     (161,181)     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                               357,396     (17,647)    288,491      75,666       6,073     137,503         8     1,609,531    5,154
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Contributions:
 Employee                    1,230,926     466,718     495,474     112,064     230,545     231,747        51          -         380
 Employer                    1,442,956        -           -           -           -           -         -        2,541,045     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                             2,673,882     466,718     495,474     112,064     230,545     231,747        51     2,541,045      380
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
Distributions paid to
 participants               (1,038,454)   (443,963) (1,141,693)   (382,162)    (52,302)    (52,288)     -       (1,993,830)  (2,612)
Rollovers and transfers        440,392     313,392    (315,916)   (397,135)     92,723     (47,696)   38,991         6,269  (85,467)
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
 Net increase (decrease)     2,433,216     318,500    (673,644)   (591,567)    277,039     269,266    39,050     2,163,015  (82,545)
Net assets available for
 Plan benefits:
  Beginning of year         15,144,765   1,423,502   5,207,745   2,322,218   1,501,445   1,514,646      -       42,721,146  113,984
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
  End of year              $17,577,981   1,742,002   4,534,101   1,730,651   1,788,484   1,783,912    39,050    44,884,161   31,439
                           ===========   =========   =========   =========   =========   =========   =======   ===========  =======

                                                                   SCHEDULE I
                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                            As of December 31, 1996

                                                                       Fair value
                                           Number of                    per share       Fair
                                          shares/units       Cost        or unit        value
December 31, 1996                         ------------    ------------ ----------   -----------
-----------------

Common stock -
  Compass Bancshares, Inc.*                 2,761,775     $ 42,680,225     39.75    109,780,556

Compass Bank, Inc. common
 trust funds-
  Employee Benefit Growth Stock
   Collective Investment Fund                  42,756        2,872,340     86.86      3,713,654
  Employee Benefit Value Stock
   Collective Investment Fund                 154,914        3,171,090     28.62      4,433,044
  Employee Benefit Contrarian
   Stock Collective Investment Fund            86,242        2,904,255     45.69      3,940,345
  Employee Benefit Short-Term,
   High Quality Bond Colletive
   Investment Fund                             36,915          555,433     15.72        580,260
                                                          ------------              -----------
                                                             9,501,975               12,667,303
GIC - Capital Preservation Fund               390,587        3,905,776     10.00      3,905,870

Compass Bank, Inc. Starburst
 Money Market Fund                          1,993,977        1,993,977      1.00      1,993,977
                                                          ------------              -----------
                                                          $ 58,083,097              128,347,706
                                                          ============              ===========



* The common trust funds and the Starburst Money Market Fund are managed by Compass Bank, a party-in-interest to the Plan.

                                                              SCHEDULE II


                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27d - Schedule of Reportable Transactions

                         Year Ended December 31, 1996



                         Description of                                      Current value
     Identity of         asset in number   Purchase    Selling    Cost of     of asset on    Net gain
   party involved           of shares       price       price      asset   transaction date   (loss)
   --------------        ---------------  ----------  ---------  --------- ----------------  ---------
Purchase of investments:
 Compass Bancshares, Inc.
  common stock*              269,400     $ 9,243,271       -     9,243,271     9,243,271          -

 Starburst Money Market   14,078,435      14,078,435       -    14,078,435    14,078,435          -

Sale of investments:
 Compass Bancshares, Inc.
   common stock*             163,187            -     5,455,746  2,485,740     5,455,746     2,970,006

 Starburst Money Market   13,740,708            -    13,740,708 13,740,708    13,740,708          -





* The Starburst Money Market Fund is managed by Compass Bank, a party-in-interest to the Plan.

                                SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          COMPASS BANCSHARES, INC. EMPLOYEE STOCK OPTION PLAN
                          ---------------------------------------------------
                                          (Name of the Plan)

June 28, 1996                                            /s/ Garrett R. Hegel
-------------                                         -----------------------
    DATE                                                     GARRETT R. HEGEL
                                                      CHIEF FINANCIAL OFFICER

                                  EXHIBITS



Exhibit (23) - Consents of experts and counsel